Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

September 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Division of Corporation Finance, Office of Life Sciences

Re:	Unum Therapeutics Inc.

Amendment No. 1 to Proxy Statement on Schedule 14A

Filed August 19, 2020

File No. 001-38443

Ladies and Gentlemen:

This letter is submitted on behalf of Unum Therapeutics Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Preliminary Proxy on Schedule 14A filed on August 19, 2020 (the “Amendment No. 1”), as set forth in your letter, dated August 25, 2020, addressed to Dr. Charles Wilson, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the Staff’s numbered comments have been reproduced in italicized, bold type, with responses immediately following such comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Amendment No. 1, and page references in the responses refer to Amendment No. 2. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 2 (marked to show changes from Amendment No. 1).

Amendment No. 1 to Proxy Statement on Schedule 14A filed

Proposal No. 2, page 8

1.

We note your response to prior comment 1. A proposal involves another matter within the meaning of Note A when disclosure about the other matter that is called for by Schedule 14A would be material to a voting decision on such proposal. In this instance, the conversion proposal appears to be an integral component of the Kiq acquisition because the proposal appears to be necessary in order for Unum Therapeutics Inc. to meet its obligations under Sections 5.1 and 5.2 of the Agreement and Plan of Merger, dated July 6, 2020 between Unum Therapeutics, Kiq and the other parties thereto. Accordingly, please provide the disclosure required by Items 11, 13 and 14 of Schedule 14A.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the preliminary proxy statement in Amendment No. 2 to include the information required by Items 11 and 14 of Schedule 14A.

With respect to Item 13 of Schedule 14A, in response to the Staff’s comment, the Company has revised the preliminary proxy statement in Amendment No. 2 to incorporate by reference the Company’s financial information in its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The Company advises the Staff that the Company, after careful review, has determined that the disclosures required by Item 13 of Schedule 14A, with respect to historical Kiq financial statements and Company pro forma financial statements, is not required, as the acquisition of Kiq was an asset acquisition and not the acquisition of a business. Kiq was not a business, as it had no employees, facilities or operations prior to the acquisition by the Company such that disclosure of prior financial information is material to an understanding of future operations. Kiq was formed on April 28, 2020, and was merged out of existence on July 6, 2020. For the duration of Kiq’s existence, it had no employees, no revenues and no facilities. Kiq had only held one asset, an exclusive License Agreement from Plexxicon Inc. that it acquired in May 2020 to develop and commercialize PLX9486, as well as an additional selective KIT inhibitor, PLX0206, but Kiq had no assembled workforce or processes in place to perform the development of the license. Following the acquisition of Kiq, the Company’s facilities, employee base, distribution system, customer base, operating rights, production techniques and trade names remained the same. Further, the Company concluded to account for the acquisition of Kiq as an asset acquisition, as substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset, the license rights pursuant to the exclusive License Agreement from Plexxicon Inc. As Kiq did not have sufficient continuity of operations, the Company does not believe that the historical Kiq financial statements and Company pro forma financial statements required by Item 13 is required for the Conversion Proposal, as the acquisition of Kiq was the acquisition of an asset rather than a business.

In addition, the Company advises the Staff that the Company, after careful review, has determined, and continues to believe, that the disclosures required by Item 13 of Schedule 14A, with respect to historical Kiq financial statements and Company pro forma financial statements, are not material to a stockholder for determining whether to approve the conversion of Series A Preferred Stock into Common Stock. Instruction 1 to Item 13 of Schedule 14A states that “any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.” Historical Kiq financial statements and Company pro forma financial statements would not be meaningful or material to stockholders in making a determination with respect to the potential conversion of Series A Preferred Stock into Common Stock given Kiq’s short history and lack of operations.

In light of the foregoing, the Company respectfully submits that the disclosures required by Item 13 of Schedule 14A, with respect to historical Kiq financial statements and Company pro forma financial statements, is inapplicable to the Conversion Proposal, as it is not required due to the acquisition of Kiq being an asset acquisition rather than a business acquisition, and such information is not material to the Company’s stockholders for determining whether to approve the Conversion Proposal.

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Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1861 or by email at AGoodman@goodwinlaw.com.

Very truly yours,

/s/ Andrew Goodman

Andrew Goodman

Enclosures:

cc:	Charles Wilson, Ph.D., President and Chief Executive Officer, Unum Therapeutics Inc.

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